electroCore, Inc.

150 Allen Road, Suite 201

Basking Ridge, NJ 07920

June 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: electroCore, Inc.

Registration Statement on Form S-3

File No. 333-238721

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, electroCore, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective as of 4:30 p.m. Eastern Time, on Tuesday, June 2, 2020, or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Commission. The Company also requests that the Commission specifically confirm such effective date and time to the Company.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call the undersigned at (973) 302-9253 or Ira Kotel of Dentons US LLP at (212) 398-5787.

Very truly yours,

/s/ Brian Posner
Brian Posner Chief Financial Officer